November 28, 2005
Via Edgar Transmission
And Via Federal Express
Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20509-0801

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”) Amendment No. 1 to Form S-1 on Form S-11 Registration Statement; File No. 333-129190 (“Amendment No. 1”)

Dear Mr. McTiernan and Ms. McManus:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 1 to Form S-1 on Form S-11 Registration Statement, and Exhibits thereto (the “Registration Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated November 17, 2005. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. All page references in the responses set forth below refer to the versions of the Registration Statement that is marked to show changes from the initial version filed with the Commission on October 21, 2005. In addition, accompanying the non-electronic version of this letter are (i) six (6) courtesy copies of the Registration Statement, three of which are marked to show changes from the Registration Statement on Form S-1 filed on October 21, 2005.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	We note that your business plan is to acquire commercial real estate properties. Consequently, please amend your registration statement to Form S-11 rather than Form S-1. See General Instruction A to Form S-11.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

     Please be advised that the Company has amended its Registration Statement to Form S-11.
2.	We note your use of the term “business combination” to refer to your intent to acquire real estate assets. Please provide an analysis as to whether the definition of “blank check company” includes a company that intends to acquire real estate assets rather than an operating company. See Rule 419(a)(2)(i).
While we are not a “blank check company” as defined in Rule 419 because we are not issuing penny stock, we are nonetheless similar to the types of issuers that are commonly referred to as a “blank check company” because our business plan is to engage in an acquisition of a business or assets. Further, although the promulgating release with respect to Rule 419 implies that we may not be subject to Rule 419 because our business plan includes the possibility of acquiring real estate assets, neither the promulgating release, nor Rule 419, expressly prohibits the acquisition of real estate by a blank check company. However, we are not relying on this exception to Rule 419(a)(ii), and regardless of whether we are strictly subject to 419, we respectfully submit that, consistent with similarly situated issuers, the Company should still be referred to as a “blank check company”.
3.	In various places you provide statistical data about your industry without citing any sources, while in other places you do cite supporting third party sources for your disclosure. See, for example, the first and second paragraphs on page 36. Please provide sources for all statistical data included in your disclosure. In addition, please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.
All of the statistical information set forth in Amendment No. 1, which is on page 43 of Amendment No. 1, was derived from data compiled by the National Council of Real Estate Investment Fiduciaries, which is publicly available. Accordingly, we are providing supplementally to the Staff, along with this letter, is a copy of the report of the National Council of Real Estate Investment Fiduciaries issued during the second quarter of 2005, highlighting those portions of the report

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

that support the statistical data which the Company has included in the Registration Statement.
4.	We note your discussion of your intent to conduct your business so as to avoid being characterized as an Investment Company under the Investment Company Act of 1940 on pages 16-18 and 26-28. We are still reviewing your disclosure and will provide you with further comments, if any, once we have completed that review.
The Company acknowledges that the Staff may have further comment regarding the Company’s status under the Investment Company Act of 1940 upon further review of Amendment No. 1.
5.	Please briefly describe the agreement between Grubb & Ellis Company and Deutsche Bank Securities requiring Grubb & Ellis Company to purchase warrants in the open market following the offering. In addition, please expand your disclosure throughout the prospectus to explain the purpose behind this agreement. Include in this discussion a clarification about whether Grubb & Ellis Company is required to make any particular number of purchases if they are able to do so at a price that is less than $.70 per warrant. Finally, provide us your analysis of how this agreement complies with Rule 10b5-1 of the Securities Exchange Act of 1934, as discussed in the final carry-over paragraph on page 16. Revise your disclosure on page 51 to comply with this comment.
Please be advised that disclosure describing the agreement between Grubb & Ellis Company and Deutsche Bank Securities requiring Grubb & Ellis Company’s agreement to purchase warrants in the open market following the offering has been added to the cover page of the prospectus that forms a part of the Registration Statement, and on page 6 of Amendment No. 1. In addition, the disclosure at the end of the carry-over paragraph on page 61 and in the last full paragraph on page 63 of Amendment No. 1 has been expanded to further explain the purpose of Grubb & Ellis Company’s agreement to effect open market purchases. In addition, on pages 61, 62 and 63 of the Registration Statement the disclosure has been clarified to indicate that Grubb & Ellis Company is not required to make any particular number of purchases at a price that is less than $.70 per warrant, such disclosure also clarifies that Grubb & Ellis Company will not have any discretion or influence as to the timing or amount of such purchases. Please be advised that the disclosure regarding the Company’s analysis on how the agreement complies with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, has been included in the paragraph on page 72 of Amendment

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

No. 1. Finally, disclosure on page 81 of Amendment No. 1 has also been amended accordingly.
6.	Please expand your summary disclosure to provide more detail about the option you plan to sell to Deutsche Bank for $100.
Please be advised that the summary disclosure in the last paragraph on page 8 has been expanded to provide greater detail about the option the Company plans to sell to Deutsche Bank.
7.	Please revise throughout to refrain from referring to yourself in the third person as “the Company”, as required by Plain English.
Please be advised that disclosure throughout the Registration Statement has been revised to delete any references to referring to “the Company” in the third person, as required by Plain English.
8.	Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.
Please be advised that the Company does not have an internet address.
Registration Statement Cover Page
9.	We note your intent to register an indeterminate number of additional securities to cover issuances in connection with the anti-dilution provisions contained in the warrants that you are registering. Please file a copy of the warrant with your next amendment or provide us with a copy so that we may review the anti-dilution provisions. We may comment further.
Please be advised that in connection with the filing of Amendment No. 1, a specimen warrant certificate had been filed as Exhibit 4.3 to the Registration Statement.
Prospectus Cover Page

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

10.	Refer to your statement in the fourth paragraph on the cover page that you anticipate that the units, common stock and warrants will be quoted on the American Stock Exchange promptly after the date of the prospectus. Since it does not appear that you have applied yet for a listing on the American Stock Exchange, it is not appropriate to create the impression that you will trade on that exchange. See the introductory note to Item 202 of Regulation S-K. Please revise or advise.
Please be advised that the Company has applied for listing for its securities on the American Stock Exchange and accordingly, the disclosure in the fourth paragraph of the cover page has been revised accordingly.
11.	Refer to the offering proceeds chart at the bottom of the page. Please identify “IPO Final Corporation” to whom the majority of the offering proceeds will be submitted.
Please be advised that the reference to “IPO Final Corporation” in the Offering Proceeds chart at the bottom of the cover page has been deleted.
12.	Please expand your disclosure regarding the escrow provisions to address the time period the proceeds will be escrowed.
Please be advised that disclosure on the cover page of the prospectus that forms a part of Amendment No. 1 has been expanded to address the time period the proceeds will be escrowed.
13.	Rather than referring to “the corporate stockholder” in the penultimate paragraph on the cover page, please identify Grubb & Ellis Company.
Please be advised that the reference to the “the corporate stockholder” in the penultimate paragraph on the cover page has been changed to identify Grubb & Ellis Company specifically.
Summary, page 1
14.	Revise your summary to discuss benefits to affiliates arising connected with the offering, including a description of each material agreement between you and an

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

affiliate, such as your Master Services Agreement, Property Management Agreement and Master Agreement for Project Management, each with Grubb & Ellis Company or its subsidiary. Revise to also discuss future fees payable to affiliates under those agreements and conflicts of interest arising out of such agreements.
Please be advised that the disclosure on pages 2 and 3 of the summary has been revised to include a description of the Master Services Agreement, the Property Management Agreement and the Master Agreement for Project Management, which are each of the material agreements between the Company and Grubb & Ellis Company. This revised disclosure also sets forth future fees payable to Grubb & Ellis Company under the agreements and the conflicts of interest arising out of each such agreement.
15.	Please refrain from providing defined terms for words whose meaning is clear from the context, such as “public stockholders”, and “target acquisition”.
Please be advised that disclosure throughout Amendment No. 1 has been revised to eliminate defined terms for words whose meaning is clear from the context.
Our Business, page 1
16.	We note your statement in the first paragraph on page 2 that you have not engaged or retained any agent to locate a suitable acquisition candidate. In light of this disclosure, please address the recent announcement that Grubb & Ellis Company has retained the services of Bill Sullivan and Greenwood Advisors, Inc., said to be among the real estate industry’s leaders in strategic finance and M&A implementation and due diligence services, to help execute “on a variety of strategic financial, operational and administrative initiatives.”
Please be advised that the Company does not intend to engage either Mr. Sullivan or his company, Greenwood Advisors, Inc., to locate a suitable acquisition candidate.
The Offering, page 3
17.	Please explain what will happen to the units after the warrants and the common stock underlying them begin to trade separately. Do the units merely expire and

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

separate into warrants and common stock, or do they also continue to trade separately? Please describe what unitholder action is necessary to convert the units into their component parts.
Please be advised that the disclosure on pages 4 (the first paragraph), 55, (the first paragraph) and 69 (the second paragraph) of Amendment No. 1 has been revised to indicate that securityholders will still be able to trade the units after the underlying warrants and common stock begin to trade separately and that no action on the part of the securityholder is necessary for the unit to be converted into its component parts.
18.	Refer to your disclosure next to the heading “Redemption” on page 4. Please clarify how the redemption provisions provide a “reasonable premium to the initial exercise price”. In addition, please clarify that the warrants will be exercisable after a call for redemption.
Please be advised the disclosure on page 5 of Amendment No. 1 under the heading “Redemption” has been revised to state that the redemption provisions provide a “premium to the initial exercise price”, and the word “reasonable” has been deleted. Also, such disclosure also clarifies that the warrants will be exercisable after they are called for redemption by the Company.
19.	Please specify the estimated per share conversion price you will pay to shareholders who elect to convert, in the final carry-over paragraph on page 5.
Please be advised that disclosure has been added to paragraph first on page 8 of Amendment No. 1 to specify the estimated per share conversion price that the Company will pay to shareholders who elect to convert.
20.	Please identify, in the first paragraph on page 6, the source of the funds you will use to pay the costs of liquidation and dissolution, in such an eventuality.
Please be advised that the last sentence of this paragraph in the Company’s initial filing on Form S-1 disclosed that in the event the Company has to liquidate, any costs relating to the liquidation and dissolution of the Company shall be paid for by the Company solely from the funds that are not being held in trust. The Company confirms to the Staff that this is, in fact, the case, and has added additional disclosure to the second full paragraph on

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

page 31 of Amendment No. 1 to indicate that any such costs are part of the $490,000 of working capital to cover miscellaneous expenses that are not being held in trust.
Risk, page 6
21.	Please explain in more detail how “the backgrounds of [your] management” is a risk in this offering.
Please be advised that in the paragraph under the heading “Risks” on page 10 in Amendment No. 1, the reference to “backgrounds of our management” has been deleted.
Risk Factors, page 8
22.	Please include a risk factor discussing the fact that if you do not buy an operating company, investors’ funds will be tied up in escrow for as long as two years.
Please be advised that a new risk factor under the heading “If we are unable to find a suitable target acquisition that would result in a business combination, the funds being held in trust may not be returned to you for as long as two years” has been added to page 13 of Amendment No. 1 discussing the fact that if the Company does not effect a business combination, investors’ funds may be tied up for as long as two years.
We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective, page 8
23.	Please include a separate risk factor discussing the going concern opinion issued by your auditor, as currently discussed in the last 2 sentences under this risk factor heading.
Please be advised that a separate risk factor has been added discussing the going concern opinion issued by the Company’s auditor, and is set forth on page 12 of Amendment No. 1 under the heading “Our ability to continue as a going concern is dependent upon us raising funds in this offering”.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so, page 9
24.	Please clarify why you believe the 33 companies who have made blank check filings present competition to you. In particular, do these other companies intend to acquire real estate assets or other real estate related businesses? If these companies have not announced an intent to acquire real estate, please explain the methods by which you believe that they will compete with you.
Please be advised that upon review of all of the 38 companies that have made blank check filings to date, only one has expressly targeted real estate properties as a potential business to be merged with or acquired (and that entity disclosed that it was not exclusively focusing on real estate), and four others have not specified one or more target industries. As a result, we have eliminated this risk factor from Amendment No. 1.
If third parties bring claims against us, the proceeds held in trust could be reduced and the per share liquidation price received by stockholders will be less than the approximately $5.589 per share held in trust, page 9
25.	Please advise us whether the credit facility may be used prior to breaking escrow. If so, please confirm that the lender has agreed not to proceed against the escrowed funds in the event of a default.
The Company has confirmed with Deutsche Bank Trust Company Americas that the proposed credit facility may not be used prior to breaking escrow, although it may be used simultaneously with breaking escrow to finance a portion of the purchase price of a target acquisition in connection with a proposed business combination. Please be advised that the disclosure regarding the proposed credit facility throughout Amendment No. 1 clarifies this point.
Moreover, we are in the process of arranging for the credit facility pursuant to which we may incur indebtedness of up to $150,000. If we were to incur debt pursuant to the credit facility or otherwise, it could result in, page 11
26.	Please separate your risk factor heading from your disclosure.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Please be advised that the text of this risk factor has been separated from its heading as it now appears on page 15 in Amendment No. 1.
Our ability to successfully effect a business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel certain of who will not be employees of ours and others who may not continue with us following a business combination, page 11
27.	If you do not have employment agreements with Mr. Rose and Ms. Sherard, please disclose this fact under the risk factor heading. If you do have such employment agreement, please describe them in the prospectus and file them as exhibits.
Please be advised the disclosure on page 15 of Amendment No. 1 has been revised to make clear that neither Mr. Rose nor Ms. Sherard have employment agreements with the Company.
Our officers, directors and their affiliates currently are, and may in the future become affiliated with additional entities that are, engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented, page 12
28.	Please expand your discussion under this risk factor heading to identify the positions held by Mr. Rose and Ms. Sherard at Grubb & Ellis Company and discuss the specific conflicts faced by these individuals in connection with running your business.
This risk factor on page 16 of Amendment No. 1 has been expanded to identify the position that each of Mr. Rose and Ms. Sherard have at Grubb & Ellis Company and disclosure has been added to this risk factor expanding the specific conflicts faced by these individuals in connection with running of the business of the Company.
Our corporate stockholder currently owns shares of our common stock which will not participate in liquidation distributions and, due to the fact that all of our current officers are employed by our corporate stockholder and certain of our directors also serve on the board of directors of our corporate stockholder, a conflict of interest may arise in

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

determining whether a particular target acquisition is appropriate for a business combination, page 12
29.	Please state explicitly that, as a result of conflicts faced by your corporate stockholder and your management, your management may have an incentive to choose an acquisition target that is not in the best interest of investors.
This risk factor on page 16 of Amendment No. 1 has been amended to explicitly state that, as a result of the conflicts faced by the Company’s corporate stockholder and management, management may have an incentive to choose an acquisition target that is not in the best interest of investors.
We have entered into a long term exclusive brokerage services agreement, a long term exclusive facilities management agreement and a long term project management agreement without corporate stockholder and due to the fact that all of our current officers are employed by our corporate stockholder and certain of our directors also serve on the board of directors of our corporate stockholder, a conflict of interest may arise in determining whether a particular target acquisition is appropriate for a business combination, page 13
30.	Please refrain from stating that arrangements between you and affiliates are “arms-length” because, by definition, they are not. Rather, you may explain elsewhere (other than in the risk factors section) why you believe that the terms of the arrangements are fair to you regardless of their not having been negotiated on an arms-length basis.
Disclosure regarding the Facilities Management Agreement, Master Project Management Agreement and Property Management Agreement has been revised, commencing on page 17 of Amendment No. 1, to delete any references that such agreements are “arms length”. Where describing these agreements throughout the Registration Statement, other than in the risk factors section, the Company discloses that it believes that the agreements are on terms and conditions that are no more favorable to Grubb & Ellis Company and Grubb & Ellis Management Services than if the Company had entered into similar agreements with unaffiliated third parties.
31.	In light of the fact that Grubb & Ellis Company has the ability to offer opportunities to its other clients, as disclosed in the final sentence under this

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

heading, please revise to clarify that the “exclusive” nature of the agreements you have with Grubb & Ellis Company only require exclusivity on your part.
Please be advised that a final sentence has been added to this risk factor on page 17 of Amendment No. 1 disclosing that the exclusive nature of each of these agreements requires only exclusivity on the part of the Company and not Grubb & Ellis Company.
32.	Please delete the first part of the second sentence under this heading up to the word “services,” as it tends to mitigate the risk presented.
Please be advised that with respect to this risk factor on page 17 of Amendment No. 1 the first part of the second sentence under this risk factor up to the word “services” has been deleted.
If our common stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected, page 13
33.	Please revise your disclosure in the first sentence to reflect the fact that you will be subject to the penny stock rules if you have net tangible assets of less than $5,000,000 and your stock trades for less than $5.00, rather than your current disclosure that you may be subject to the penny stock rules in that case, or tell us why you do not believe that this change is appropriate.
Please be advised that the first sentence in the disclosure under this risk factor on page 17 of Amendment No. 1 has been revised to reflect the fact that the Company will be subject to the penny stock rules if it has net tangible assets less than $5,000,000 and if the Company’s stock trades for less than $5.00 per share.
Our existing stockholders, including certain of our directors, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote, page 15
34.	It is not clear from your disclosure how a staggered board provides your existing shareholders with more influence over the election of directors than a non-staggered board. Please revise to clarify this point.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Please be advised that the risk factor on page 20 has been amended to only address the risk posed to investors as a result of the existing stockholders’ ownership of approximately 21% of the shares of the Company after completion of the offering. The risk to shareholders in connection with the ability to exercise control as a consequence of a staggered board has now been disclosed in a separate risk factor under the heading “Our staggered board may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders” on page 20 of Amendment No. 1. In addition, the risks imposed by a staggered board as an impediment to a takeover has been added to the risk factor on page 23 of Amendment No. 1 under the heading “Provisions in our charter documents and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.”
If our existing stockholders exercise their registration rights, and/or if the representative elects to exercise its unit purchase option, it may have an adverse effect on the market price of our common stock and the existence of the registration rights and the purchase option may make it more difficult to effect a business combination, page 17
35.	Please identify “the representative” referenced in the risk factor heading.
Please be advised that on page 21 of Amendment No. 1 “the representative” has now been identified as Deutsche Bank Securities, Inc.
If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination, page 17
36.	Please delete the first sentence of the final paragraph of this risk factor as it tends to mitigate the risk presented.
Please be advised that the risk factor on page 22 of Amendment No. 1 has been revised to delete the first sentence of such risk factor.
Our directors may not be considered “independent” under the policies of the North American Securities Administrators Association, Inc., page 18

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

37.	Please delete the penultimate sentence of this risk factor as it tends to mitigate the risk presented.
Please be advised that since the Company intends to have its securities listed on the American Stock Exchange, these provisions of the North American Securities Administration Association will not be applicable to the Company. Accordingly, this risk factor has been deleted from Amendment No. 1.
Because our initial stockholders’ initial equity investment was only $2,000,000, our offering may be disallowed by state administrators that follow the North American Securities Administrators Association, Inc. Statement of Policy on development stage companies, page 18
38.	Please clarify whether, as a listed company, you are subject to the NASAA Guidelines. In addition, please describe what will happen to the funds received and shares issued if this offering is disallowed in one or more states.
Please be advised that since the Company intends to have its securities listed on the American Stock Exchange, these provisions of the North American Securities Administration Association will not be applicable to the Company. Accordingly, this risk factor has been deleted from Amendment No. 1.
Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our ability to pay dividends to shareholders at historical levels or at all, page 22
39.	Please refrain from referring to “historic levels” of dividend payments since you have not yet paid a dividend and, in fact, have expressed an intent not to pay any dividends.
Please be advised that this risk factor on page 27 of Amendment No. 1 has been modified to delete references to “historical levels” of dividend payments.
We may experience increases in our expenses, including debt service, as well as decreased occupancy rates as a result of inflation, page 24

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

40.	We do not understand your disclosure in the second sentence under this risk factor heading stating that you have escalation clauses in all of your leases, given the fact that you have yet to obtain any assets and thus presumably have no leases. Please revise.
Please be advised that this risk factor has been deleted from Amendment No. 1.
Use of Proceeds, page 26
41.	Refer to the line item titled “miscellaneous” in the top chart on page 26. Given that the amount of proceeds allocated to this line item is so specific ($54,160), please provide more detail about what this amount will be allocated to, by footnote or otherwise.
Please be advised that this amount is intended to be a “plug number” for purposes of rounding, and that in Amendment No. 1 this amount has been reduced to $4,160 as a consequence of the application fee paid to the American Stock Exchange and reducing the amount estimated to be paid for legal fees and disbursements.
42.	Please provide additional detail to illustrate the difference between the first and second line items in the chart on page 26 related to the uses for the proceeds not held in trust.
Please be advised that the parenthetical disclosure that has been added to the second line item of the chart related to the uses for the proceeds not held in trust, which is now located on page 31 of Amendment No. 1, is intended to provide additional detail to illustrate the differences between such first and second line items on the chart.
43.	Provide significantly more detail related to the $490,000 you have allocated to “working capital to cover miscellaneous expenses .” In light of the fact that your rent and other overhead appear to be paid from the $7,500 per month payable to Grubb & Ellis Company and your other expenses appear to have been allocated for, this amount seems like a great deal relative to your total assets.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Please be advised that greater detail has been provided with respect to the $490,000 that the Company has allocated to “working capital to cover miscellaneous expenses” in the second full paragraph on page 32 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
44.	Please explain what the “credit facility criteria” are in the final sentence of the final carry-over paragraph on page 31.
Please be advised that disclosure has been added to the carry-over paragraph on page 37 of Amendment No. 1 indicating that the criteria of the proposed credit facility is still subject to negotiation between the Company and Deutsche Bank Trust Company Americas.
45.	Describe how you expect to derive revenues. Do you primarily believe that you will derive revenue through rental payments or through resales of properties? If you expect to derive your revenue through rental payments, please address this under your “business strategy” discussion, on page 34 where you discuss the possibility of reselling properties.
Please be advised that disclosure has been added to the second full paragraph on page 40 of Amendment No. 1 indicating that the Company currently expects to derive the majority of its revenues from leasing, and further revenues from the resale of properties.
46.	Please address the types of leases you will seek with your tenants and the types of tenants you will seek, such as industrial or office tenants.
Please be advised that disclosure has been added to the second full paragraph on page 40 of Amendment No. 1 regarding the types of leases and tenants the Company intends to seek.
Business Strategy, page 34

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

47.	Please explain, in the first sentence under this heading what “traditional value-enhancing services” are.
Please be advised that disclosure has been added to the second full paragraph on page 40 explaining the meaning of “traditional value-enhancing services”.
48.	Expand your discussion in the final sentence under this heading to explain the time frame you expect there to be between your acquisition of a property and the resale of the property by you.
Please be advised that the final sentence under the heading “Business Strategy” on page 40 of Amendment No. 1 has been revised to state that because of numerous factors, no estimate of an expected timeframe regarding the anticipated timing between an acquisition and eventual disposition of a particular property can be provided by the Company.
Overview of Industrial and Office Markets, page 36
49.	Please provide support for your statement in the first paragraph under this heading that “[i]ndustrial markets are typically viewed as the property type with the lowest risk” or state that it is the opinion of management.
Please be advised that disclosure has been added to the first full paragraph of page 43 of Amendment No. 1 that this statement is the opinion of the Company’s management.
Effecting a Business Combination, page 37
50.	Please clarify, in the third paragraph on page 38 whether any affiliate will ever be paid any fees in connection with the selection or location of a target acquisition, or any services provided in connection with consummating the acquisition. Your current disclosure indicates that no such fee will be paid prior to or for services rendered in connection with an acquisition.
Please be advised that disclosure on page 46 of this Amendment No. 1 has been revised specifying that the only fees in connection with a target acquisition that will be

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

paid to an affiliate of the Company will be the fees paid to Grubb & Ellis Company pursuant to the Master Agreement for Services.
51.	Please clarify whether you are required by your charter or other governing documents to obtain shareholder approval of all acquisitions or just the initial acquisition.
Please be advised that disclosure has been added to the third full paragraph on page 48 of Amendment No. 1 regarding the requirements for shareholder approval with respect to acquisitions.
Comparison to offerings of blank check companies, page 43
52.	Please specify what percentage of your outstanding shares will be required to affirmatively vote in favor of a business combination in order for it to be approved.
Please be advised that disclosure has been added to the first paragraph on page 56 of Amendment No. 1 regarding the percentage of outstanding shares required to affirmatively vote in favor of a business combination in order for it to be approved.
Management, page 47
53.	Please revise the description of Mr. Kojaian’s experience to provide five years of business experience.
Please be advised that the disclosure with respect to Mr. Kojaian’s experience on page 57 of Amendment No. 1 has been revised to provide five years of business experience.
54.	Please specify how large your board may be pursuant to your charter and indicate how many directors you intend to have following the offering.
Disclosure has been added to page 58 in the first paragraph following the directors’ biographies in Amendment No. 1 specifying the size of the Company’s board pursuant to its charter and how many directors the Company intends to have following the offering.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Conflicts of Interest, page 48
55.	Revise to discuss conflicts faced by your corporate shareholder arising out of your Master Services Agreement, Property Management Agreement and Master Agreement for Project Management.
The discussion of conflicts of interest on page 60 has been revised to discuss the conflicts faced by the corporate stockholder arising out of the Master Services Agreement, Property Management Agreement and Master Agreement for Project Management.
56.	Please revise the second bullet point on page 49 to explain what you mean by the capitalized term “Exclusive Agreements.”
Please be advised that the second bullet point on page 60 of Amendment No. 1, which used to read “Exclusive Agreements”, has now been replaced with reference to the Master Service Agreement, Property Management Agreement and Master Agreement for Project Management, which is what the Company intended when it initially filed the Registration Statement..
57.	Refer to the last 2 full paragraphs on page 49. Please provide additional detail about the “pre-existing fiduciary obligations” of your officers and directors that will cause conflicts of interest.
Please be advised that disclosure has been added to the first full paragraph on page 61 of Amendment No. 1 providing additional detail about the “pre-existing fiduciary obligations”, of the Company’s officers and directors that will cause conflicts of interest.
Certain Relationships and Related Party Transactions, page 52
58.	Please include a brief discussion of your Master Services Agreement, Property Management Agreement and Master Agreement for Project Management with Grubb & Ellis Company.

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

Please be advised that disclosure had been added to the Certain Relationships and Related Party Transactions disclosure on pages 64-65 of Amendment No. 1 briefly discussing the Master Service Agreement, Property Management Agreement and Master Agreement for Project Management with Grubb & Ellis Company.
Underwriting, page 58.
59.	Please identify specifically the “conditions precedent” to the underwriters’ obligation to purchase the units, as referenced in the first paragraph after the chart on page 58.
Please be advised that the disclosure in the first paragraph after the chart on page 80 of Amendment No. 1 has been revised to specify the conditions to the underwriters’ obligation under the underwriting agreement to purchase the units.
60.	Please identify the party whom you refer to as “the representative” in the first sentence on page 59.
Please be advised that the disclosure in the first sentence on page 81 of Amendment No. 1 now identifies Deutsche Bank Securities, Inc. as “the representative”.
Where You Can Find Additional Information, page 61
61.	Please note that the address for our public reference room has changed to 100 F. Street N.E., Washington, D.C. 20549. Please revise as appropriate.
Please be advised that the disclosure on page 84 has been revised to indicate that the public reference room for the Securities and Exchange Commission is 100F Street N.E., Washington, D.C. 20549.
Part II. Information Not Required in Prospectus
Exhibits

Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
November 28, 2005

62.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.
Please be advised that almost all exhibits have now been filed, including a draft copy of this firm’s legal opinion.
     Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.
Very truly yours,

/s/ CLIFFORD A. BRANDEIS
Clifford A. Brandeis
CAB/ma
Enclosures
cc: Mr. Mark E. Rose
      Gregg A. Noel, Esq.